January 4, 2023

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Kura Sushi USA, Inc.

Registration Statement on Form S-3 (File No. 333-269040)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kura Sushi USA, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Time on January 6, 2023, or as soon thereafter as practicable.

Please contact Aaron A. Seamon of Squire Patton Boggs (US) LLP, counsel to the Company, at (614) 365-2759 or by email at aaron.seamon@squirepb.com with any questions you may have concerning this request.

Very truly yours,

KURA SUSHI USA, INC.

By:	/s/ Jeffrey Uttz
Jeffrey Uttz
Chief Financial Officer